SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

SECOND QUARTER 2024

São Paulo, July 25, 2024 – Braskem S.A. ("Braskem" or "Company") reports to its shareholders and the market its Production & Sales Report for the second quarter of 2024. Note that the information herein is based on preliminary data and that figures were not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents
1. OPERATIONAL OVERVIEW 2Q24	2
2. PERFORMANCE BY SEGMENT	2
2.1 BRAZIL/SOUTH AMERICA	2
2.2 UNITED STATES & EUROPE	5
2.3 MEXICO	6
3. PETROCHEMICAL SPREADS	8

1.	OPERATIONAL OVERVIEW 2Q24

Regarding the dynamics in the international petrochemical market, spreads were higher when compared to 1Q24 due to the better balance between global supply and demand combined with the effects of the conflicts in the Red Sea, which resulted in an increase in ocean freight rates, impacting positively the international petrochemical spreads.

In the operational context, Braskem's geographic diversification at the petrochemical plants in Brazil contributed to balancing the result of the segment's utilization rate, which was negatively impacted by 4 p.p., considering only the effect of the shutdown at the Triunfo Petrochemical Complex in Rio Grande do Sul, as a consequence of the extreme weather event that affected the state.

Scheduled shutdowns at the petrochemical plant in Mexico and one of the PP plants in the United States also occurred in the quarter, influencing the utilization rates of the segments. In the U.S. and Europe segment, the lower utilization rate observed in the U.S. was partially offset by the better level of production in Europe.

In this context, the inventory optimization carried out by the Company in the quarter partially offset the lower availability of products for sale.

Weather Event in Rio Grande do Sul:

In early May 2024, due to the extreme weather event that hit the state of Rio Grande do Sul, the Company carried out the shutdown of its plants at the Triunfo Petrochemical Complex, located in the state, aiming at the safety of its team members, assets and the surrounding community.

During the shutdown, there was no material impact on the integrity of the assets, and operations were substantially reestablished at the end of May, considering that the safety assumptions of people, processes, and logistics were all met. In this context, the maximization of utilization rates in the petrochemical plants located in Bahia and São Paulo was strategic in order to maintain customer service and partially offset the effects on the segment's utilization rate and the impacts of costs related to the idleness of the Triunfo Petrochemical Complex on the Company's results.

2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: lower compared to 1Q24 (-3 p.p.) and 2Q23 (-1 p.p.), explained by the shutdown of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul due to the extreme weather event that affected the state in May, partially offset by the increase in the utilization rate at the Bahia and São Paulo Petrochemical Complexes.

2

Resin sales volume: in the Brazilian market, there was a reduction compared to 1Q24 (-2%), mainly due to the shutdown of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul, partially offset by the allocation of resins produced at the plants in Bahia and São Paulo. Compared to 2Q23, the increase (+4%) is mainly explained by the higher demand in the period due to the inventory build-up in the chain.

Exports were lower (-10%) compared to 1Q24, mainly due to the prioritization of serving the Brazilian market. Compared to 2Q23, the increase (+2%) is explained primarily by greater opportunities in South America.

3

Main chemicals sales volume [1]: in the Brazilian market, the reduction compared to 1Q24 (-5%) was explained mainly by the lower sales volume of gasoline and benzene due to the lower availability of products for sale due to the shutdown of operations in Rio Grande do Sul. In relation to 2Q23, the increase (+3%) is mainly explained by (i) prioritization in serving the Brazilian market and (ii) higher sales volume of benzene, butadiene, and ethylene due to greater demand for derivatives of these products.

Exports were lower compared to 1Q24 (-4%) and 2Q23 (-33%), mainly due to the lower availability of products for sale due to the shutdown of operations in Rio Grande do Sul.

Average green ethylene utilization rate[2]: reduction compared to 1Q24 (-63 p.p.) and 2Q23 (-49 p.p.), explained by the shutdown at the Triunfo Petrochemical Complex in Rio Grande do Sul and the impacts on rail logistics for the supply of ethanol due to the extreme weather event that affected the state of Rio Grande do Sul.

[1] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

[2] With the completion of the expansion project of 60 kton of green ethylene capacity at Rio Grande do Sul unit, the utilization rate considers production capacity of: (i) 228 kton per year in 2Q23; and (ii) 260 kton per year in 1Q24 and 2Q24.

4

Sales volume of Green PE: in the quarter, the optimization of Green PE inventory levels materially offset the lower availability of products for sales given the lower utilization rate, resulting in a 3% lower sales volume compared to 1Q24. Compared to 2Q23, the increase (+54%) is mainly explained by the inventory build-up observed in 2Q23 after the completion of the expansion of the green ethylene plant.

2.2	UNITED STATES AND EUROPE

Average PP plant utilization rate: higher compared to 1Q24 (+2 p.p.) mainly due to the higher production volume in Europe, due to the inventories build-up in anticipation of scheduled shutdowns to occur in the second half of 2024, partially offset by the scheduled maintenance shutdown at one of the PP plants between April and May in the United States.

Compared to 2Q23, the reduction (-2 p.p.) is mainly explained by the lower availability of feedstock due to operational adjustments by suppliers in Europe during the quarter.

5

PP sales volume: lower compared to 1Q24 (-2%) mainly due to (i) lower product availability for sale in the United States and (ii) lower demand in Europe. Compared to 2Q23 (-7%), the reduction is mainly explained by the lower availability of products for sale in the United States during the period.

2.3	MEXICO

Average utilization rate of PE plants: reduction compared to 1Q24 (-5 p.p.) and 2Q23 (-8 p.p.) mainly due to (i) lower availability of national ethane due to certain constraints in the production process of PEMEX of 26 thousand barrels per day, compared to 30 thousand barrels in 1Q24 and 36 thousand barrels in 2Q23; and (ii) the scheduled maintenance shutdown at a PE plant in April which lasted around one month.

The volume of imported ethane through the Fast Track solution was 23 thousand barrels per day in 2Q24 compared to 23 thousand barrels in 1Q24 and 21 thousand barrels in 2Q23.

6

PE sales volume: higher compared to 1Q24 (+12%) and 2Q23 (+9%), mainly explained by (i) higher sales volume for the construction, industrial, and packaging sectors in the period and (ii) inventory optimization in the period.

7

3.	PETROCHEMICAL SPREADS

8

4.	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE spread[3]: increase compared to 1Q24 (+9%).
  The price of PE in the US was higher (+3%) compared to 1Q24 due to (i) higher demand in the period, influenced by the inventories build-up in the chain in anticipation of the hurricane season in the region and possible price increases; and (ii) the increase in resin exports in the region, as a consequence of the increase in international maritime freight due to the conflict in the Red Sea.
  The price of naphtha ARA remained in line with 1Q24.
  Compared to 2Q23, spread was higher (+11%) mainly due to the higher PE price (+11%) in the period as a result of the effects caused by the conflicts in the Red Sea and the increase in international sea freight; and (ii) the lower price of ethane (-9%) in the US, impacted by the consistent production of gas in the region, by the logistical restrictions in the Panama Canal, which made it difficult to export from the United States, increasing supply in this market.
•	PP spread[4]: increase compared to 1Q24 (+8%).
  The PP price in Asia was higher (+2%) compared to 1Q24, mainly impacted by the lower supply of resin as a consequence of (i) the logistical restrictions caused by the conflicts in the Red Sea, such as congestion in ports and lack of available ships, which limited the entry of imported resins; and (ii) shutdowns at PDHs (propane dehydrogenation plants) in Asia.
  The price of naphtha ARA remained in line with 1Q24.
  Compared to the same quarter of 2023, the spread was lower (-9%) due to the higher price of naphtha (+11%), when lower global demand resulted in OPEC's decision to reduce oil production to contain price fluctuations.
•	PVC Par Spread[5]: increase compared to 1Q24 (+3%).
  The price of PVC in Asia increased (+2%) compared to 1Q24, impacted by (i) the increase in international freight due to the developments of the conflicts in the Red Sea, reflecting an increase in the export price between Asian countries, especially China and India; (ii) maintenance shutdowns of producers in Northeast Asia, especially in China; and (iii) higher demand, mainly from India, in anticipation of import restrictions expected due to the implementation of BIS certification (quality certification required for imported products), which is expected to come into effect in August 2024.
  Compared to 2Q23, the PVC Pair spread was lower (-32%), impacted (i) by the lower price of PVC in Asia (-4%) due to lower demand in the period and (ii) the lower price of caustic soda in the United States (-29%), as a consequence of lower demand from sectors such as pulp and paper and aluminum.

[3] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

[4] Asia PP price – Naphtha ARA price.

[5] The PVC Par spread better reflects the profitability of the Vinyl business, which is more profitable compared to the temporary/nonintegrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

9

•	Spread of Main Basic Chemicals[6]: increase compared to 1Q24 (+19%).
  The price of the main chemicals was higher (+7%) compared to 1Q24, mainly impacted by (i) higher butadiene prices (+50%) due to unscheduled shutdowns and delays in the resumption of operations of petrochemical plants, which impacted supply, resulting in a decrease in supply in the region; (ii) increase in the price of benzene (+10%), as a consequence of operational issues by producers that resulted in lower supply of the product; and (iii) increase in the price of gasoline (+7%), influenced by the beginning of the driving season in the United States.
  Compared to 2Q23, the spread of Main Basic Chemicals was lower (-3%), mainly impacted by the lower price of gasoline (-3%), influenced by lower demand in the period.

UNITED STATES AND EUROPE

•	US PP spread[7]: in line with 1Q24.
  Compared to the same quarter of the previous year, the spread remained in line.
•	PP Europe spread[8]: lower than 1Q24 (-8%).
  The PP price compared to 1Q24 was higher (+2%) due to (i) lower supply, impacted by operational problems of producers in the region, and (ii) the lower volume of imported resins, as a consequence of the logistical restrictions caused by the conflicts in the Red Sea, which continued to affect the market. The increase in the price of the resin was not able to absorb the impact of the rise in the price of the feedstock, propylene.
  The price of propylene in Europe was higher (+4%) due to lower supply, impacted by operational problems at petrochemical plants in the region during May.
  Compared to 2Q23, the spread was higher (+3%), mainly impacted by the higher PP price in Europe (+1%) in 2Q24, explained by the greater restriction on the entry of imports, as previously commented.

[6] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

[7] U.S. PP – U.S. propylene price

[8] EU PP – EU propylene price

10

MEXICO

•	North America PE spread[9]: increase compared to 1Q24 (+4%).
  The PE price in the US was higher (+4%) compared to 1Q24, as previously explained.
  Regarding feedstock, ethane remained in line with 1Q24.
  Compared to the same period of the previous year, the spread was higher (+16%), mainly influenced by (i) the lower ethane price (-9%) in the US, influenced by the factors mentioned above; and (ii) the higher PE price in the region (+12%), due to the impacts on the resin market dynamics caused by the conflicts in the Red Sea and the increase in international freight.

[9] U.S. PE – U.S. ethane price

11

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.